MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

October 15, 2013

We, as members of management of the Clear River Fund (the “Fund”), a series of The Advisors’ Inner Circle Fund II, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2013, and for the period from April 4, 2013 (date of our last examination) through July 31, 2013.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2013, and for the period from April 4, 2013 (date of our last examination) through July 31, 2013 with respect to securities reflected in the investment accounts of the Fund.

The Advisors’ Inner Circle Fund II –

Clear River Fund

Michael Beattie
President of The Advisors’ Inner Circle Fund II

Michael Lawson
Treasurer, Controller and Chief Financial Officer of The Advisors’ Inner Circle Fund II

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of The Advisors’ Inner Circle Fund II

RE:	Clear River Fund (the “Fund”)

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the above referenced Fund, a series of The Advisors’ Inner Circle Fund II (the “Trust”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 2013. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2013, and for the period from April 4, 2013 (date of our last examination) through July 31, 2013:

1.	Confirmation of all securities held by The Depository Trust Company and Bank of New York Mellon in book entry form;
2.	Reconciliation of all such securities to the books and records of the Fund and the Custodian; and
3.	Agreement of 5 security purchases and 5 sales to supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal documentation on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2013 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Advisors’ Inner Circle Fund II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania

October 15, 2013

Fund Name	State	Registration	File Number
The Advisors’ Inner Circle Fund II
	CALIFORNIA	ANNUAL	505 7356
	COLORADO	ANNUAL	IC 1995 08 501
	GEORGIA	OTHER	SC-MF-020269
	Guam	ANNUAL	2008-7233
	ILLINOIS	ANNUAL	60004987
	INDIANA	ANNUAL	93-0548 IC
	MINNESOTA	ANNUAL	R-36888.2
	Minnesota Exemption	ANNUAL
	NORTH CAROLINA	ANNUAL	3326
	PENNSYLVANIA	ANNUAL	1993-02-003MF
	VIRGINIA	ANNUAL	117018
	VIRGIN ISLANDS	ANNUAL
	WYOMING	OTHER	18723
Advisors’ Inner Circle Fund II (FYE 7/31/)
	INDIANA	ANNUAL	04-0688 IC
Clear River Fund
	ALASKA	ANNUAL	60062861
	ALABAMA	ANNUAL	39023
	ARKANSAS	ANNUAL	60022369
	CONNECTICUT	ANNUAL	1054177
	DELAWARE	ANNUAL	51273
	HAWAII	ANNUAL
	IDAHO	ANNUAL	63826
	KANSAS	ANNUAL	2009S0000902
	MISSOURI	ANNUAL	R2009-229
	MONTANA	ANNUAL	65445
	NEVADA	ANNUAL
	NEW YORK	OTHER	S32-42-00
	OREGON	ANNUAL	2009-189
	RHODE ISLAND	ANNUAL
	SOUTH CAROLINA	ANNUAL	MF17906
The Advisors’ Inner Circle Fund II - Clear River Fund Prospe
	KENTUCKY	ANNUAL	60018195
	LOUISIANA	ANNUAL	125935
	NEW JERSEY	ANNUAL	BEM-4358
	OHIO	OTHER	68079
	UTAH	ANNUAL	007-1016-05
Clear River Fund - Investor Shares
	ARIZONA	ANNUAL	53337
	DISTRICT OF COLUMB	ANNUAL	60035983
	IOWA	ANNUAL	I-71853
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20090263
	MAINE	ANNUAL	10022222
	MICHIGAN	ANNUAL	956639
	MISSISSIPPI	ANNUAL	60050331
	NORTH DAKOTA	ANNUAL	BD547
	NEBRASKA	ANNUAL	74978
	NEW HAMPSHIRE	ANNUAL
	NEW MEXICO	ANNUAL	31620
	OKLAHOMA	ANNUAL	SE-2191055
	PUERTO RICO	ANNUAL	S-36982
	SOUTH DAKOTA	ANNUAL	45457
	TENNESSEE	ANNUAL	RM09-2635
	TEXAS	GOOD UNTIL SOLD	C 89757
	VERMONT	ANNUAL	02/02/09-11
	WASHINGTON	GOOD UNTIL SOLD	60050974
	WISCONSIN	ANNUAL	551042-03
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 65209